EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Results of Annual Meeting of Shareholders

CALGARY, AB, July 16, 2024 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholders held on July 15, 2024.

Shareholders approved the following:

•	Election of Directors: Eight directors of the Company were elected to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.
•	Appointment of Auditors: MNP LLP were appointed as the auditors of the Company for the next year at a remuneration to be determined by the Board of Directors.
•	Control Person Resolution. The resolution to approve MCAPM LP as new control person was approved.
•	Insider Participation Resolution. The resolution to allow MCAPM LP the option to convert convertible debentures acquired in private placements into the Company’s common shares, over 10% of the Company’s outstanding shares was approved.
•	Security Based Compensation Arrangement. The resolution to allow the Company’s directors the option to convert convertible debentures acquired in a private placement into the Company’s commons shares was approved.

Further details are set out in the Company’s Information Circular dated June 13, 2024 posted on the Company’s website and filed on www.sedarplus.ca.

Specific voting results are as follows:

Description of Matter	# of Votes For	% of Votes For	# of Votes Withheld/ Against	% of Votes Withheld/ Against
Election of the following Directors:
Peter Mork	50,967,553	99.93%	37,514	0.07%
Theodore Patsellis	49,511,359	97.07%	1,493,708	2.93%
Charles Selby	49,631,706	97.31%	1,373,361	2.69%
Gerry Sheehan	51,002,700	100.00%	2,367	0.00%
John Tilson	50,811,956	99.62%	193,111	0.38%
Thomas E. Valentine	50,598,630	99.20%	406,437	0.80%
Bruce G. Wilcox	50,995,267	99.98%	9,800	0.02%
Eugene Woychyshyn	51,002,700	100.00%	2,367	0.00%
Appointment of Auditors	55,021,037	99.58%	229,664	0.42%
Control Person Resolution	36,046,220	99.90%	37,614	0.10%
Insider Participation Resolution	36,046,220	99.90%	37,614	0.10%
Security Based Compensation Resolution	42,881,752	99.85%	65,664	0.15%

1

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

2